FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of November, 2005

Commission File Number: 0-23696


                              RADICA GAMES LIMITED
                 (Translation of registrant's name into English)

            Suite V, 6/F., 2-12 Au Pui Wan Street, Fo Tan, Hong Kong
                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F

            Form 20-F    X               Form 40-F
                       ------                       ------

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            Yes                    No       X
                  ------                 ------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________________

            Contents:
                  1. Press Release dated November 7, 2005
                  2. Update respecting Risk Factors

         This Report on Form 6-K shall be deemed to be incorporated by reference into the Registrant's Registration Statements on Form S-8 (No. 33-86960, No. 333-7000, No. 333-59737, 333-61260 and 333-122248) and on Form F-3 (No. 333-7526
and No. 333-79005).

RISK FACTORS UPDATE

The following is intended to update our risk factors as disclosed in our 2004 Annual Report on Form 20-F and as previously updated in our Form 6-K reports furnished to the Securities and Exchange Commission.

As previously reported, in June 2005 AtGames Holdings Ltd. filed a complaint against Radica Games Limited and our subsidiary Radica (Macao Commercial Offshore) Limited in the California Superior Court, County of Los Angeles, alleging intentional interference with contract and unfair competition. Thereafter, the Radica parties removed the case to the Federal District Court, Central District of California. In October 2005, the Federal District Court remanded the case back to the California Superior Court. The Radica parties consider this suit to be without merit and intend to defend against it vigorously.

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  RADICA GAMES LIMITED




Date:   November 8, 2005                          /s/ Craig D. Storey
        -----------------------                   ------------------------------
                                                  Craig D. Storey
                                                  Chief Accounting Officer

                              RADICA GAMES LIMITED
                          REPORTS THIRD QUARTER RESULTS

FOR IMMEDIATE RELEASE                       CONTACT: PATRICK S. FEELY
NOVEMBER 7, 2005                                     CHIEF EXECUTIVE OFFICER
                                                     (LOS ANGELES, CALIFORNIA)
                                                     (626) 744 1150

                                                     DAVID C.W. HOWELL
                                                     PRESIDENT ASIA OPERATIONS
                                                     & CFO
                                                     (HONG KONG)
                                                     (852) 2688 4201


HIGHLIGHTS:

o Record quarterly sales of $63.4 million compared to $49.0 million for Q3 2004; growth of 30%.
o Q3 diluted EPS grew by 65% to $0.51 per share compared to $0.31 per share for Q3 2004.

(HONG KONG) Radica Games Limited (NASDAQ: RADA) announced today its results for the third quarter ended September 30, 2005. The Company reported a net profit for the quarter of $10.0 million or $0.51 per diluted share compared to $6.0 million or $0.31 per diluted share in the third quarter of 2004. Net profit for the nine-month period ended September 30, 2005 was $7.0 million or $0.36 per diluted share compared to $5.0 million or $0.26 per diluted share for the same period in 2004, an increase of 38%. Excluding the non-cash charge of $6.0 million for the impairment of the remaining goodwill associated with its video game accessories ("VGA") product line in Q2 2005, net profits would have been $13.0 million or $0.66 per share, an increase of 154%.

Sales for the third quarter of 2005 increased by 30% to $63.4 million from $49.0 million for the same period in 2004 due mainly to continued strength in the Electronic Games category led by growth from both the 20Q product line and traditional handheld electronic games. The Girl Tech product line also showed double digit growth during the quarter. Compared to sales for the same period in 2004, sales grew by 30% with North American sales increasing by 29%, European sales increasing by 35% and other international sales increasing by 47%. Sales for the year-to-date increased 46% to $117.0 million as compared to $79.9 million for the same period in 2004 for the same reasons.

Pat Feely, Radica's Chief Executive Officer, said "This was a strong quarter for Radica particularly when taken in the context of weak industry conditions. Additionally, it was the highest level of sales in any quarter ever at Radica, and our earnings were strong as well with an operating margin over 18%. It demonstrates that our strategy of focusing on electronic entertainment for casual gamers is the right strategy for today's tech-savvy consumers."

"We now enter into the most critical time of year immediately prior to the holiday season. As in every year the fourth quarter is largely in the hands of the consumer and how our retail customers respond to consumer demand. In past years this quarter has been hard to predict and the current retail environment has continued to be soft as well, so we urge caution in estimates for the end of the year. Even so, we believe we have the right kinds of products for the current marketplace and look forward to the upcoming season." said Feely

The following table shows the detailed revenue comparisons for the quarter:


                                Three months ended September 30,       Nine months ended September 30,
                                --------------------------------       -------------------------------
Product Lines                        2005              2004                2005                2004
-------------                   --------------    --------------       ------------       ------------
(US Dollars in thousands)
Electronic Games                   $ 49,831           $ 34,220           $  89,919          $ 51,791
Youth Electronics                     6,859              6,447              12,409            11,273
Other Electronic Toys                 1,632              1,657               2,130             2,222
Video Game Accessories                1,321              3,179               4,762             7,187
Manufacturing Services                3,794              3,469               7,822             7,423
                                     ------           --------           ---------          --------
TOTAL                              $ 63,437           $ 48,972           $ 117,042          $ 79,896
                                     ======           ========           =========          ========

Gross profit for the quarter increased by 55% to $23.7 million, and gross margins increased by 610 basis points from 31.2% to 37.3%. Gross profit for the nine-month period ended September 30, 2005 increased by 58% to $41.9 million and gross margins for the same period increased by 260 basis points to 35.8%. The increases in gross margins during both periods related primarily to a sales mix shift to higher margin products. As a result, lower margin product lines such as Manufacturing Service and Play TV Legends games accounted for a smaller portion of sales. The increase in our gross margin percentage was also impacted by lower air freight charges and outsourcing costs than for the comparable period last year when the Company experienced a late surge in demand which forced it to incur higher costs.

Operating expenses increased to $12.0 million for the quarter from $8.6 million in Q3 2004. The increase was due to sales related and other variable costs, together with increases in research and development costs and depreciation. For the nine months ended September 30, 2005, operating expenses increased by $12.2 million from the comparative period in 2004 due to the previously mentioned impairment charge of $6.0 million in Q2 as well as variable costs.

At September 30, 2005 the Company had $35.7 million of cash and investment securities, and net assets of $96.1 million as compared to $40.1 million and $91.1 million, respectively, at December 31, 2004 and $36.0 million and $92.2 million respectively as of September 30, 2004. There was no debt at September 30, 2005, December 31, 2004 and September 30, 2004. Inventories increased to $31.4 million from $26.8 million at December 31, 2004 and from $28.9 million at September 30, 2004, reflecting the growing demand for our product lines, as well as normal seasonality. Receivables increased to $35.6 million from $18.4 million at December 31, 2004 and from $26.0 million at September 30, 2004 reflecting the increased sales and normal seasonality.

On October 6, 2005, the Company declared a fourth quarter dividend of $0.045 per share, which was paid on October 28, 2005.

          The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors, including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence on Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2004, as filed with the Securities and Exchange Commission. See "Item
          3. Key  Information  -- Risk Factors" in such report on Form
          20-F.

Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ: RADA). Radica is a leading developer, manufacturer and distributor of a diverse line of electronic entertainment products including electronic games, youth electronics, video game accessories and high-tech toys. Radica has subsidiaries in the U.S.A., Canada, the U.K. and Macau, and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.



                                    -- END --

                                                        RADICA GAMES LIMITED
                                                CONSOLIDATED STATEMENTS OF OPERATIONS

(US dollars in thousands,                               Three months ended September 30,     Nine months ended September 30,
 except per share data)                                 --------------------------------     -------------------------------
                                                             2005               2004              2005               2004
                                                        --------------    --------------     -------------    --------------
                                                          (unaudited)      (unaudited)        (unaudited)       (unaudited)

Revenues:
  Net sales                                                $    63,437       $    48,972       $   117,042       $    79,896
  Cost of goods sold
  (exclusive of items shown separately below)                  (39,750)          (33,703)          (75,167)          (53,335)
                                                           -----------       -----------       -----------       -----------
Gross profit                                                    23,687            15,269            41,875            26,561

Operating expenses:
  Selling, general and administrative expenses                 (10,192)           (7,271)          (22,883)          (17,466)
  Research and development                                      (1,274)             (926)           (3,363)           (2,724)
  Depreciation and amortization                                   (559)             (450)           (1,421)           (1,300)
  Impairment of goodwill                                            --                --            (6,015)               --
                                                           -----------       -----------       -----------       -----------
    Total operating expenses                                   (12,025)           (8,647)          (33,682)          (21,490)
                                                           -----------       -----------       -----------       -----------
Operating income                                                11,662             6,622             8,193             5,071

Net interest and other income                                      288               718               733             1,136

Foreign currency (loss) gain, net                                 (216)                2              (227)               46
                                                           -----------       -----------       -----------       -----------
Profit before income taxes                                      11,734             7,342             8,699             6,253

Provision for income tax                                        (1,747)           (1,352)           (1,654)           (1,204)
                                                           -----------       -----------       -----------       -----------
Net profit                                                 $     9,987       $     5,990       $     7,045       $     5,049
                                                           ===========       ===========       ===========       ===========
Net profit per share:
  Basic                                                    $      0.52       $      0.32       $      0.37       $      0.27
                                                           ===========       ===========       ===========       ===========
  Diluted                                                  $      0.51       $      0.31       $      0.36       $      0.26
                                                           ===========       ===========       ===========       ===========
Weighted average number of common and
  common equivalent shares:

  Basic                                                     19,036,387        18,687,802        18,967,933        18,626,530
                                                           ===========       ===========       ===========       ===========
  Diluted                                                   19,699,815        19,519,694        19,647,073        19,506,360
                                                           ===========       ===========       ===========       ===========
Cash dividends declared per share (4.5 cents
  declared and paid for each quarter ended
  March 31, June 30, and September 30, 2005;
  4 cents per quarter in 2004                              $     0.045       $     0.040       $     0.135       $     0.120
                                                           ===========       ===========       ===========       ===========


                                                        RADICA GAMES LIMITED
                                                    CONSOLIDATED BALANCE SHEETS

(US dollars in thousands, except share data)                       September 30,        December 31,      September 30,
                                                                   -------------        ------------      -------------
                                                                        2005                2004               2004
                                                                   -------------        ------------      -------------
                                                                    (unaudited)                            (unaudited)
                                         ASSETS
Current assets:
  Cash and cash equivalents                                          $  25,858          $  27,614         $  20,209
  Investment securities                                                  9,874             12,456            15,761
  Accounts receivable, net of allowances for doubtful
    accounts of $162 ($148 as at December 31, 2004 and
    $165 as at September 30, 2004)                                      35,602             18,359            26,036
  Inventories                                                           31,385             26,818            28,869
  Prepaid expenses and other current assets                              3,634              3,374             4,136
  Income taxes receivable                                                   23                168              --
  Deferred income taxes                                                  1,837              1,850             1,706
                                                                     ---------          ---------         ---------
Total current assets                                                   108,213             90,639            96,717

Property, plant and equipment, net                                      14,831             11,480            11,436

Goodwill                                                                  --                6,015             9,551

Other assets                                                               838                854               859

Deferred income taxes, noncurrent                                        1,058                953                56
                                                                     ---------          ---------         ---------
     Total assets                                                    $ 124,940          $ 109,941         $ 118,619
                                                                     =========          =========         =========

                          LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable                                                   $  16,742          $  11,840         $  18,518
  Accrued payroll and employee benefits                                  3,102              1,486             1,249
  Accrued expenses                                                       7,283              5,251             6,458
  Income taxes payable                                                   1,740                287               196
                                                                     ---------          ---------         ---------
     Total current liabilities                                          28,867             18,864            26,421
                                                                     ---------          ---------         ---------
     Total liabilities                                                  28,867             18,864            26,421
                                                                     ---------          ---------         ---------
Shareholders' equity:
  Common stock
    par value $0.01 each, 100,000,000 shares authorized,
    19,060,857 shares outstanding (18,738,112 as at
    December 31, 2004 and 18,722,864 as at September 30, 2004              191                187               187
  Additional paid-in capital                                             6,027              4,610             4,551
  Retained earnings                                                     90,396             85,909            87,502
  Deferred compensation                                                   (357)               --                --
  Accumulated other comprehensive (loss) income                           (184)               371               (42)

     Total shareholders' equity                                         96,073             91,077            92,198
                                                                     ---------          ---------         ---------
     Total liabilities and shareholders' equity                      $ 124,940          $ 109,941         $ 118,619
                                                                     =========          =========         =========